CLAWBACK POLICY

1.       POLICY AND PURPOSE

In accordance with the applicable rules of The New York Stock Exchange (“NYSE”) Listed Company Manual (the “NYSE Rules”), and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the board of directors of GOL Linhas Aéreas Inteligentes S.A. (the “Company”) has approved this Clawback Policy (this “Clawback Policy”), in order to provide for the recovery of erroneously awarded incentive-based compensation from Officers of the Company. This Clawback Policy applies to the Company and its subsidiaries.

2.       DEFINITIONS

Board: means a majority of Independent Directors (as defined below) serving on the board of directors of the Company.

Excess Incentive Compensation: means, as determined on a pre-tax basis, that amount of Incentive Compensation that was received by the Officer during the Recoupment Period and following the effective date of this Clawback Policy, based on the incorrectly reported Financial Statements of the Company, over the Incentive Compensation that would have been received by the Officer if such amount(s) had been determined based on the Financial Statements of the Company set forth or reflected in the Restatement, in each case and on an individual basis, as determined by the Board. The amount of excess incentive compensation may be adjusted by the IPC-A (Índice Geral de Preços ao Consumidor Amplo), as determined by the Board, from the date of payment up to the date when such amount is reimbursed to the Company. If the Board cannot reasonably determine the amount of Excess Incentive Compensation received by the Officer based on the information set forth or reflected in the Restatement (e.g., if the Incentive Compensation was based on measures such as the stock price or total shareholder return), then it will make its determination based on a reasonable estimate of the effect of the Restatement on the Company. The Company’s Corporate Governance and People Committee, assisted by the Company’s Compensation Team, will advise the Board to define the correct amount of excess incentive compensation.

Financial Reporting Measures: means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s Financial Statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are financial reporting measures for purposes of this Clawback Policy. A financial reporting measure need not be presented within the Financial Statements or included in a filing with the SEC.

Financial Statement: means the annual financial statements, quarterly financial information or any other interim financial information prepared by the Company.

Incentive Compensation: means any cash, equity-based or equity-linked compensation to the extent the amount is paid, earned, vested or granted based wholly or in part on the attainment of Financial Reporting Measures.

Independent Director: means a member of the Board qualified by the Shareholders' Meeting of the Company as “independent” for the composition of the Board, in accordance with the rules of the Brazilian Securities and Exchange Commission (CVM).

Officers: means each individual who is or was during the Recoupment Period designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. It is expected that the individuals identified as being members of the Company’s executive officers (as disclosed in the Company’s 20-F for an applicable fiscal year), as well as the controller, if any, will constitute the Officers under this Clawback Policy.

Restatement: means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued Financial Statements, or (ii) that corrects an error that is not material to previously issued Financial Statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period.

Recoupment Period: means any time during the three completed fiscal years immediately preceding a Restatement Determination.

Restatement Determination: means the earlier to occur of (i) the date the board of directors, a committee of the board of directors, and/or the officer or officers of the Company authorized to take such action if board action is not required concludes (or reasonably should have concluded) that a Restatement is required, or (ii) the date a regulator, court or other legally authorized entity directs the Company to prepare a Restatement of a previously issued Financial Statement.

3.       APPLICABILITY

This Clawback Policy applies to all current or former Officers of the Company who received Excess Incentive Compensation during the Recoupment Period, regardless of their actions having contributed or being in any manner connected to the Restatement.

The Board will be responsible for preparing and maintaining a list of the Officers and updating such list, from time to time.

4.       RECOUPMENT/CLAWBACK

In the event of a Restatement, the Board shall require a current or former Officer to reimburse, repay or forfeit any Excess Incentive Compensation received by such Officer during the Recoupment Period. For purposes of this Clawback Policy, Incentive Compensation is deemed “received” during the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

In the event of a Restatement, the Board shall promptly determine the amount of any Excess Incentive Compensation for each Officer in connection with such Restatement and shall promptly thereafter provide each Officer with a written notice containing (i) the amount of Excess Incentive Compensation; (ii) the means which the Board decided as appropriate for the recovery; and (iii) a demand for repayment or return (informing the deadline for such repayment or return), as applicable.

The Board shall have discretion to determine the appropriate means of recovery of Excess Incentive Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery, including, but not limited to, by the following:

(a)	demand reimbursement or seek recovery of the Excess Incentive Compensation;

(b)	offset the Excess Incentive Compensation against any other payment owed or that may be owed in the future by the Company to the Officer, in compliance with applicable laws and regulations; or

(c)	cancel any share-based remuneration, whether granted or not, up to the limit of the Excess Incentive Compensation.

The applicable Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Excess Incentive Compensation.

Furthermore, the form and deadline for return, as well as the possibility of splitting the amount of the return in installments, will be considered by the Board in the event of a possible refund of amounts, with the support of experts on the subject and local legislation, if necessary.

Notwithstanding the above, the Board may adopt any actions necessary for the full recovery of the Excess Incentive Compensation against current of former Officers.

The right of recovery under this Clawback Policy shall run in favor of the Company and its parents and subsidiaries.

5.       ADMINISTRATION OF CLAWBACK POLICY

Administration of this Clawback Policy is incumbent on the Board. The Board is authorized to interpret and construe this Clawback Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Clawback Policy and for the Company’s compliance with the NYSE Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE promulgated or issued in connection therewith. Any determinations made by the Board shall be final and binding on all affected individuals.

6.       EXCEPTIONS

Notwithstanding anything set forth herein to the contrary, the Company shall not be required to seek recovery of compensation under this Clawback Policy:

(a) if the Board reasonably determines that the direct expenses to be paid to a third party to recover the Excess Incentive Compensation would exceed the amount of the compensation to be recovered, making recovery impracticable, and provides all required information to NYSE; or

(b)       if recovery would be in violation of any home country law applicable to the Company or an Officer which law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation and a copy of the opinion is provided to NYSE.

7.       NO INDEMNIFICATION

None of the Company or any of its subsidiaries shall be permitted to indemnify or insure any Officer against (i) the loss of any Excess Incentive Compensation that is repaid, returned or recovered pursuant to the terms of this Clawback Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Clawback Policy.

The Excess Incentive Compensation is determined on a pre-tax basis and shall be reimbursed, repaid or forfeited on a pre-tax basis.

8.       OTHER RECOVERY RIGHTS

This Clawback Policy shall be binding and enforceable against all Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Board intends that this Clawback Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Officer to abide by the terms of this Clawback Policy. Any right of recovery under this Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

9.       EFFECTIVENESS OF CLAWBACK POLICY

This Clawback Policy will become effective on the date of its approval by the Company’s Board and will thereafter remain in effect for an indefinite period of time, provided, however, that this Clawback Policy may be suspended or terminated by the Board.

EXHIBIT I

ATTESTATION AND ACKNOWLEDGEMENT OF CLAWBACK POLICY

By this instrument (“Adhesion Term”) [Name - qualification], undersigned, in the capacity of [position], adheres to the Clawback Policy of GOL Linhas Aéreas Inteligentes S.A., (“Clawback Policy”) and declares:

☐ I have received and read the attached Clawback Policy.

☐ I hereby agree to abide by all of the terms of this Clawback Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Excess Incentive Compensation to the Company as determined in accordance with this Clawback Policy.

☐ I hereby agree to any discounts on remuneration that may be defined as a means of enabling the restitution of the Excess Incentive Compensation, including, without limitation, discounts on salaries and severance pay that may be due.

☐ I hereby agree that this Clawback Policy does not constitute a breach of any provision of my employment agreement or other compensatory agreement or arrangement with the Company.

☐ I hereby waive any right to indemnification, insurance or advancement of expenses by the Company in respect of any Excess Incentive Compensation, as set out in Section 7 of this Clawback Policy.

Notwithstanding the foregoing, if based on an opinion from home country counsel (as acceptable to NYSE), any such repayment or recovery would be in violation of a home country law, which law was adopted prior to November 28, 2022, then no such amount shall be required to be repaid by the Officer under the Clawback Policy.

[Officer Name]

Date:

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